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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BACK YARD BURGERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05635W 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 05635W 10 1			Page 2 of 5

1.	Name of Reporting Person: Joseph L. Weiss		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 466,074

		6.	Shared Voting Power: 19,280

		7.	Sole Dispositive Power: 466,074

		8.	Shared Dispositive Power: 19,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 485,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.24%

12.	Type of Reporting Person: IN

2

CUSIP NO. 05635W 10 1	Page 3 of 5

ITEM 1.	(a) NAME OF ISSUER:

Back Yard Burgers, Inc.

(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1657 Shelby Oaks Dr. N. Ste. 105, Memphis, Tennessee 38134

ITEM 2.	(a) NAME OF PERSON FILING:

Joseph L. Weiss

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1657 Shelby Oaks Dr. N. Ste. 105, Memphis, Tennessee 38134.

(c) CITIZENSHIP:

United States of America

(d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

(e) CUSIP NUMBER:

05635W 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in Section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

CUSIP NO. 05635W 10 1	Page 4 of 5

(f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with Section 240.13b-1(b)(1)(ii)(G)

(h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Not Applicable

ITEM 4.	OWNERSHIP.

The percentage calculation below is based on an assumed 4,739,316 shares of outstanding Common Stock, as shown on the Company Form 10-Q for the quarter ending on September 27, 2003.

(A)	Amount Beneficially Owned: 485,354

(B)	Percent of Class: 10.24%

(C)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 466,074

(ii) shared power to vote or to direct the vote: 19,280

(iii) sole power to dispose or to direct the disposition of: 466,074

(iv) shared power to dispose or to direct the disposition of: 19,280

The filing of this statement shall not be construed as an admission that Mr. Weiss is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any securities covered by this statement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

CUSIP NO. 05635W 10 1	Page 5 of 5

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable

ITEM 10.	CERTIFICATION.

      Not Applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2004	/s/ Joseph L. Weiss JOSEPH L. WEISS